                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)


                         Craftmade International, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, $0.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  22413E-10-4
                  -------------------------------------------
                                 (CUSIP Number)

                              Mr. John S. DeBlois
                            30 Eastbrook Road, #301
                          Dedham, Massachusetts 02026
                                 (781) 329-6519
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                  May 11, 1999
        ---------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of section 240.13d-1(e), (f) or (g), check the following box
[ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D



CUSIP No.  22413E-10-4                                    Page 2 of 5 Pages
----------------------                                    -----------------


      1      NAME OF REPORTING PERSON
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                John S. DeBlois
-------------------------------------------------------------------------------

      2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [ ]
                         (b) [ ]
-------------------------------------------------------------------------------
      3      SEC USE ONLY

-------------------------------------------------------------------------------

      4      SOURCE OF FUNDS
               Not applicable
-------------------------------------------------------------------------------

      5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
             ITEMS 2(d) OR 2(e)                                             [ ]

-------------------------------------------------------------------------------
      6      CITIZENSHIP OR PLACE OF ORGANIZATION
               United States of America
-------------------------------------------------------------------------------
                          7       SOLE VOTING POWER

                                     338,413
                         ------------------------------------------------------


    NUMBER OF             8       SHARED VOTING POWER
     SHARES                          -0-
  BENEFICIALLY           ------------------------------------------------------
    OWNED BY              9       SOLE DISPOSITIVE POWER
      EACH
    REPORTING                        299,571 (1)
     PERSON              ------------------------------------------------------
      WITH               10       SHARED DISPOSITIVE POWER

                                     -0-
-------------------------------------------------------------------------------

      11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               338,413
-------------------------------------------------------------------------------

      12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES                                                 [ ]

-------------------------------------------------------------------------------

      13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               4.5%
-------------------------------------------------------------------------------
      14     TYPE OF REPORTING PERSON

               IN
-------------------------------------------------------------------------------

(1) The number of shares indicated does not include 38,842 shares of stock held in an escrow account (the "Escrow Shares") pursuant to the terms of that certain Escrow Agreement, dated July 1, 1998 (the "Escrow Agreement"). The Escrow Agreement provides that Mr. DeBlois does not have dispositive power over the Escrow Shares until July 1, 2000. Additionally, after July 1, 1999, Craftmade International, Inc., in its sole discretion, may release some or all of the Escrow Shares.

                        AMENDMENT NO. 1 TO SCHEDULE 13D

         The Schedule 13D relating to shares of Common Stock, par value $0.01 per share ("Common Stock"), of Craftmade International, Inc., a Delaware corporation ("Company"), as filed by John S. DeBlois ("DeBlois"), is hereby amended as set forth below. Unless otherwise indicated, all terms referred to herein shall have the meaning as set forth in the Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is hereby amended by adding the following thereto:

         (a) Aggregate Number and Percentage of Shares Beneficially Owned by DeBlois:

                  338,413 shares; 4.5%

         (b)      1. Shares that DeBlois has sole power to vote or direct vote:

                     338,413

                  2. Shares that DeBlois has shared power to vote or direct
                     vote:

                     -0-

                  3. Shares that DeBlois has sole power to dispose or direct the disposition:

                     299,571

                     The number of shares indicated does not include 38,842 Escrow Shares held pursuant to the terms of the Escrow Agreement. The Escrow Agreement provides that DeBlois does not have dispositive power over the Escrow Shares until July 1, 2000. Additionally, the Escrow Agreement provides that after July 1, 1999, the Company, in its sole discretion, may release some or all of the Escrow Shares.

                  4. Shares that DeBlois has shared power to dispose or direct the disposition:

                     -0-

         (c) Since October 23, 1998, the date of the most recent filing by DeBlois on Schedule 13D, DeBlois has sold Common Stock in the manner, in the amounts, on the dates and at the prices set forth on Schedule 1 attached hereto and incorporated by reference. These shares were sold pursuant to an effective registration statement on Form S-3 that was filed with the Securities and Exchange Commission on January 20, 1999.

         (e) DeBlois ceased to be the beneficial owner of more than five percent of the shares of Common Stock on March 10, 1999.



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



                                   SIGNATURE

         After reasonable inquiry to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 18, 1999.



                                              /s/ John S. DeBlois
                                              --------------------------------
                                              John S. DeBlois

                                   SCHEDULE 1

         DeBlois has engaged in the following transactions in shares of Common Stock since October 23, 1998, the date of the most recent filing by DeBlois on
Schedule 13D.


                                                                                                          Where and How
       Transaction Date                 Number of Shares                 Price Per Share            Transaction was Effected
       ----------------                 ----------------                 ---------------            ------------------------
February 25, 1999                         4,000                             $14.88                         Open market
                                                                                                           transaction
February 26, 1999                         5,000                              14.88                         Open market
                                                                                                           transaction
March 10, 1999                           10,000                              14.06                         Open market
                                                                                                           transaction
March 18, 1999                            7,500                              14.56                         Open market
                                                                                                           transaction
March 23, 1999                            3,000                              14.81                         Open market
                                                                                                           transaction
March 26, 1999                            5,000                              14.81                         Open market
                                                                                                           transaction
April 26, 1999                            3,500                              13.75                         Open market
                                                                                                           transaction
April 27, 1999                            9,000                              14.00                         Open market
                                                                                                           transaction
May 11, 1999                              3,000                              12.94                         Open market
                                                                                                           transaction



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